FORM 6-K/A

Amendment No. 1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: August 14, 2019

Banco Santander Chile



Santander
WORK CAFÉ
SANTANDER
BIENVENIDO
WELCOME
BEM-VINDO

July 26, 2019

Santander

Contents Page



CONTACT INFORMATION

Investor Relations Department

Banco Santander Chile

Bandera 140 Floor 19 Santiago, Chile

Tel: (562) 2320-8284

Email: irelations@santander.cl

Website: www.santander.cl

Santander

Important information

Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2018 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Santander

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	**Jun-19**	**Jun-18**	**Change (%)**
Total assets	42,031,951	37,589,238	11.8%
Gross customer loans	31,094,938	29,233,928	6.4%
Customer deposits	22,032,097	20,809,352	5.9%
Customer funds	28,298,278	26,366,379	7.3%
Total shareholders' equity	3,284,857	2,999,879	9.5%

Income Statement (YTD)	**Jun-19**	**Jun-18**	**Change (%)**
Net interest income	693,076	700,045	(1.0%)
Net fee and commission income	138,649	154,318	(10.2%)
Net operating profit before provisions for loan losses	929,533	920,708	1.0%
Provision for loan losses	(152,622)	(155,406)	(1.8%)
Op expenses excluding impairment and other op. exp.	(371,652)	(356,882)	4.1%
Operating income	374,428	388,529	(3.6%)
Income before tax	374,971	391,530	(4.2%)
Net income attributable to equity holders of the Bank	296,662	305,531	(2.9%)

Profitability and efficiency	**Jun-19**	**Jun-18**	**Change bp**
Net interest margin (NIM) [1]	4.1%	4.5%	(35)
Efficiency ratio[2]	41.4%	39.6%	174
Return on avg. equity	18.2%	20.0%	(177)
Return on avg. assets	1.5%	1.7%	(20)
Core capital ratio	10.4%	10.0%	41
BIS ratio	13.1%	12.8%	35
Return on RWA	1.9%	2.1%	(22)

Asset quality ratios (%)	**Jun-19**	**Jun-18**	**Change bp**
NPL ratio[3]	1.9%	2.2%	(36)
Coverage of NPLs ratio [4]	137.6%	123.9%	1,373
Cost of credit[5]	1.0%	1.1%	(10)

Structure (#)	**Jun-19**	**Jun-18**	**Change (%)**
Branches	380	376	1.1%
ATMs	1,037	1,074	(3.4%)
Employees	11,186	11,453	(2.3%)

Market capitalization (YTD)	**Jun-19**	**Jun-18**	**Change (%)**
Net income per share (Ch$)	1.57	1.62	(2.9%)
Net income per ADR (US$)	0.93	0.99	(6.4%)
Stock price (Ch$/per share)	50.5	51.27	(1.5%)
ADR price (US$ per share)	29.92	31.43	(4.8%)
Market capitalization (US$mn)	14,119	14,435	(2.2%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. NIM = Net interest income annualized divided by interest earning assets.
2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
3. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
4. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.
5. Provision expense annualized divided by average loans.

Section 2: Summary of results[1]

Net income attributable to shareholders increases 10.8% YoY in 2Q19. ROAE of 21.1% in the quarter

Net income attributable to shareholders in 2Q19 totaled Ch$171,232 million (Ch$0.91 per share and US$0.54 per ADR), increasing 36.5% compared to 1Q19 (from now on QoQ) and 10.8% compared to 2Q18 (from now on YoY). ROAE in 2Q19 was 21.1%. This strong quarter was the highest quarterly results since 4Q13. The solid results in the second quarter compensate the weaker first quarter of the year negatively affected by the low inflation rate. Therefore on an accumulated basis, **Net income attributable to shareholders in 6M19** decreased 2.9% YoY with ROAE at 18.2% for the six month period, in line with guidance.

Important push in digital innovations in the quarter

In the quarter, the Bank made important advances in digital innovations. As a reminder, the Bank has announced a 3-year investment plan totaling US$380 million for 2019-2021 assigned for digital transformation.

The Bank continues to advance with its intentions to enter the acquiring business in 2020 with the aim of significantly modernizing and expanding the access of SMEs to POS terminals. In this regard, in the quarter the Bank and Evertec, Inc. (NYSE: EVTC) announced the signing of an agreement under which Evertec will provide acquiring processing services, as well as other solutions, to the Bank as we move ahead in our plans to enter the merchant acquiring business in Chile. We calculate that 70% of small commerce in Chile do not have a POS

During July, the Bank carried out the soft-launch of its new digital service called **Superdigital**, which is a fully digital banking service that includes a pre-paid credit card. This will allow the more than 4 million persons in the workforce who do not have access to a credit card to access traditional banking services, as well as the digital economy, by enabling them to make online purchases, including subscription to platforms such as Spotify, Netflix, Uber etc. with our pre-paid digital credit card.

Our Santander Life program continues to grow with over 54,000 credits cards issued and a total loan amount of more than Ch$ 35,720 million, increasing 166.1%YoY and 13.7% QoQ. Due to the success of the Life program we extended our Life offer, launching *Cuenta Life*, a debit account with no credit approval necessary and *Life Latam* credit card plan where clients earn merits and accumulate Latam airmiles.

Furthermore, in June the Bank launched the *Super Hipoteca*, a 40-year mortgage available for first buyers under the age of 35. We are the only bank in the Chilean market to offer a mortgage above 30 years, and while the interest rate is higher (30-40 bp), the monthly installments paid by clients are around 10% less than a 30-year mortgage.

As a reminder in March 2019 the Bank announced it was entering the auto financing business and had agreed with SKBergé Financiera S.A. to acquire its 49% share ownership in Santander Consumer Chile S.A., for Ch$59,063 million. Currently, Banco Santander S.A. (Spain), parent company of the Bank owns 51% of the shares of Santander Consumer Chile S.A., and the remaining 49% is owned by SKBergé Financiera S.A. In 1Q19, the latest data available, Santander

1.The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).

Santander

Consumer Chile's net profit was Ch$3,674 million, increasing 61.9% compared to 1Q18. The ROE in 1Q19 was 21.7%. The loan book totaled Ch$406,619 million and increased 26.4% YoY. We have now received the approval of the antitrust commission and await final approvals from the CMF in the coming months. This transaction should finalize by the end of August.

Loan growth driven by retail banking in the quarter

Total loans increased 6.4% YoY and 1.6% QoQ led by retail banking and offset by a fall in low yielding Corporate loans. **Retail banking** loans increased 2.5% QoQ and 8.8% YoY. In 2Q19, **Loans to individuals** increased 2.5% QoQ and 10.1% YoY. **Mortgage loans** continued to grow healthily and increased 3.1% QoQ and 11.9% YoY. Interest rates are at an all-time low, driving the increase in mortgages, particularly among high income clients, which increased by 4.7% in the quarter. **Consumer loans** increased 7.5% YoY and 1.4% QoQ. The growth of consumer loans is driven by loans to high-income earners which grew 3.6% QoQ.

Loans to SMEs performed well in the quarter, increasing 2.2% QoQ with growth in the quarter being led by the larger SMEs. The Bank continues to maintain a conservative stance regarding loan growth in this segment by focusing on larger, less risky SMEs that will generate *non-lending* revenues as well.

Middle-market loans grew 6.6% YoY and decreased 0.1% QoQ and **Loans in SCIB** decreased 1.7% in the quarter, leading to a YoY decrease of 19.8%. However Middle-market's overall contribution to income increased by 1.7% YoY and SCIB increased by 26.4% YoY driven by client treasury revenues.

Funding mix improves in the quarter. Checking account holders surpass 1 million

The Bank's **total deposits** increased 5.9% YoY and 2.7% QoQ in 2Q19. The Bank continued to see positive growth of its checking account base and cash management business that led to a strong rise in **non-interest bearing demand deposits** of 4.5% QoQ and 9.6% YoY. According to the last available data, Santander Chile's market share in new account openings reached 24.4% in 2019 and total checking accounts surpassed 1 million.

At the same time, in 2Q19, the Central Bank lowered the Monetary Policy Rate (MPR) by 50bp to 2.5%. The long term part of the yield curve also fell significantly. This led to lower growth of time deposits, a shift of savings to mutual funds and the compression of issuance spreads in the local bond market. Therefore **time deposits** grew 1.4% QoQ compared to a 7.7% QoQ rise in **mutual funds** and a 4.7% QoQ rise in **bonds** outstanding. The growth of our mortgage loan book, also drove our funding strategy of matching those long term assets with long-term bonds.

The Bank's liquidity ratios also remains ample in the quarter. Our liquidity levels remain healthy with the LCR ratio at 123% and the NSFR at 111% as of June 30, 2019.

Margins recover with higher inflation in 2Q19

In 2Q19, **Net interest income, NII,** increased 4.8% compared to 2Q18 and 14.8% QoQ. The Bank's **NIM** in 2Q19 was 4.4%, recovering from the 3.9% in 1Q19 and slightly lower than the 4.5% in 2Q18. The variation of the UF[2] was 1.2% rebounding after the weak first quarter of 2019 when this variation was 0.0%. In June the Central Bank also lowered the monetary policy rate by 50bp. Both these factors lead to a higher margin in the quarter. This was partially offset by the lower spread earned over non-interest bearing demand deposits.

Positive evolution of asset quality continues in the quarter

During the quarter provisions increased 0.1% compared to 1Q19 and decreased 4.6% compared to 2Q18. **Cost of credit** in 2Q19 remained stable at 1.0% along with the **expected loan loss ratio** (Loan loss allowance over total loans) which remained at 2.6% in the quarter. The **total NPL ratio** improved to 1.9% and the **impaired loan ratio** also improved to 5.8% as of June 30, 2019. These figures reflect the Bank's strategy of growth in less risky segments. The **total Coverage ratio** improved to 137.6% in the quarter.

Non-net interest income rises 20.1% YoY in 2Q19. Higher client treasury revenue offset lower fee income

In 2Q19, **non-interest income** (fee income plus financial transactions, net) increased 6.8% QoQ and 20.1% YoY.

In 2Q19, **fee income** decreased 3.8% compared to 1Q19 and 13.8% compared to 2Q18. On a YoY comparison fees decreased 13.8% due to: (i) lower fees from the collection of insurance fees due to a change in methodology implemented in 2H18 for estimating refunds of insurance premiums collected, (ii) lower credit card fees due to adjustments in the manner in which the costs of our cobranding agreement are recognized. Previously clients received their airmiles once a month, whereas now they receive them on a weekly basis. Therefore, in the quarter, the Bank recognized a greater expense of Ch$2bn due to this change, and (iii) a decrease in Corporate banking fees due to lower income from financial advisory.

Results from Total financial transactions, net totaled a gain of Ch$49,016 million in 2Q19, an increase of 164.1% compared to 2Q18 and an increase of 26.2% compared to 1Q19. **Client treasury services** revenues reached a gain of Ch$35,956 million in the quarter, an increase of 52.3% compared to 2Q18 and 18.8% compared to 1Q19. Demand for treasury and market making products increased in the quarter with the greater recent uncertainty in global markets and volatility of rate and FX markets. While fee income has been weaker in the middle-market and corporate banking in the semester, the increase in demand for hedging products reflects a shift in the demand of our commercial clients and the Bank's ability to capture these profit generating business, strengthened by our good customer service and product offer.

---

2 UF or Unidad de Fomento, an inflation indexed unit used in Chile

Efficiency ratio of 40.3% in the quarter and 41.4% in 1H19

In 2Q19, operating expenses increased 3.0% YoY and 6.4% QoQ with the Bank's **efficiency ratio** reaching 40.3% in the quarter and 41.1% in 1H19.

Personnel expenses increased 0.7% YoY and 10.8% QoQ in 2Q19. During the quarter, headcount continued to decrease, 2.3% YoY and 0.8% QoQ, however this was compensated by the yearly adjustment of salaries for inflation.

Administrative expenses decreased 2.2% YoY and increased 3.4% QoQ in 2Q19. This YoY decrease was mainly due to an accounting change as the Bank adopted IFRS 16 which modified the presentation of our leases. The Bank rents around 75% of its branches and buildings. As of January 1, 2019, instead of recognizing an expense for rental of these properties, the Bank recognizes the associated amortization and depreciation. Without this effect, administrative expenses would have increased 10% YoY.

During the quarter we continued to spend on marketing, communications and technology developments as well as improvements to our branches, or points of sale, reaching a total of 46 Work Cafés by the end of the quarter. Also in 2Q19 we continued to pilot the Work Café 2.0 and the Select Private banking branch, building on the Work Café concept, in line with our plan to start increasing points of sale throughout the next few years. Our initial indicators show that the opening of account plans goes up 2-4 times in the Work Café 2.0 compared to traditional branches and the Investment hubs sell twice as many mutual funds.

Amortization expenses increased 32.5% Yoy and decreased 2.5% QoQ. The YoY increase was mainly due to the implementation of IFRS 16 previously mentioned. This resulted in a Ch$8.1 billion increase in the quarter and a total of Ch$15.9 billion in the six month period. Without this effect, amortization expenses would have decreased around 9% YoY. Also this expense has increased due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency as well as the depreciation of branches.

Core capital reached 10.4%

The Bank's core capital ratio[3] was 10.4% and the total BIS ratio[4] was 13.1% as of June 30, 2019. The Bank also paid its annual dividend in April, corresponding to a payout of 60% of 2018 earnings and with a dividend yield of 3.7%, considering the dividend record date in Chile. Risk weighted assets increased 5.2% YoY, below the growth of core shareholders' equity which grew 9.5% YoY.

3. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.
4. BIS ratio: Regulatory capital divided by RWA.

Santander

Summary of Quarterly Results

(Ch$mn)	Quarter			Change %	
	2Q19	**1Q19**	**2Q18**	**2Q19/2Q18**	**2Q19/1Q19**
Net interest income	370,375	322,701	353,330	4.8%	14.8%
Net fee and commission income	67,974	70,675	78,824	(13.8%)	(3.8%)
Total financial transactions, net	49,016	38,845	18,560	164.1%	26.2%
Provision for loan losses	(76,348)	(76,274)	(80,001)	(4.6%)	0.1%
Operating expenses (excluding Impairment and Other operating expenses)	(191,596)	(180,056)	(186,031)	3.0%	6.4%
Impairment, Other op. income & expenses	(11,875)	(9,009)	8,326	(242.6%)	31.8%
Operating income	207,546	166,882	193,008	7.5%	24.4%
Net income attributable to shareholders	**171,232**	**125,430**	**154,515**	**10.8%**	**36.5%**
Net income/share (Ch$)	0.91	0.67	0.82	10.8%	36.5%
Net income/ADR (US$)[1]	0.54	0.39	0.50	6.8%	36.8%
Total loans	**31,094,938**	**30,600,260**	**29,233,928**	**6.4%**	**1.6%**
Deposits	**22,032,097**	**21,462,046**	**20,809,352**	**5.9%**	**2.7%**
Shareholders' equity	3,284,857	3,321,798	2,999,879	9.5%	(1.1%)
Net interest margin	4.4%	3.9%	4.5%		
Efficiency ratio[2]	40.3%	42.5%	40.5%		
Return on equity[3]	21.1%	15.3%	20.5%		
NPL / Total loans[4]	1.9%	2.0%	2.2%		
Coverage NPLs[5]	137.6%	127.4%	123.9%		
Cost of credit[6]	1.0%	1.0%	1.11%		
Core Capital ratio[7]	10.4%	10.8%	10.0%		
BIS ratio[8]	13.1%	13.6%	12.8%		
Branches	380	380	376		
ATMs	1,037	1,031	1,074		
Employees	11,186	11,280	11,453		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Coverage NPLs: loan loss allowances (1Q19 and 4Q18 adjusted to include the additional provision of Ch$20,000 million) divided by NPLs.
6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to SBIF BIS I definitions.
8. BIS ratio: regulatory capital divided by RWA.

Santander

Section 3: YTD Results by reporting segment

Net contribution from business segments down 2.0% YoY

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	465,072	141,863	45,842	652,777
Change YoY	(1.5%)	6.4%	(5.6%)	(0.2%)
Net fee and commission income	112,278	19,456	14,263	145,997
Change YoY	0.4%	6.9%	(23.6%)	(1.8%)
Total financial transactions, net	13,371	8,671	47,796	69,838
Change YoY	34.1%	18.9%	108.8%	73.9%
Total revenues	**590,721**	**169,990**	**107,901**	**868,612**
Change YoY	**(0.5%)**	**7.0%**	**19.8%**	**3.1%**
Provision for loan losses	(152,992)	(20,117)	(1,315)	(174,424)
Change YoY	12.6%	51.1%	318.8%	16.7%
Net operating profit from business segments[5]	**437,729**	**149,873**	**106,586**	**694,188**
Change YoY	**(4.4%)**	**3.0%**	**18.7%**	**0.1%**
Operating expenses[6]	(281,194)	(48,632)	(33,663)	(363,489)
Change YoY	3.9%	5.8%	4.9%	4.3%
Net contribution from business segments[7]	**156,535**	**101,241**	**72,923**	**330,699**
Change YoY	**(16.6%)**	**1.7%**	**26.4%**	**(4.1%)**

1. Retail consists of Individuals and SMEs with annual sales below Ch$2,000 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM
4 Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments decreased 4.1% YoY in 6M19 compared to the same period of 2018. Net interest income (NII) from the business segments, which does not include the Bank's net exposure to inflation, decreased 0.2% despite loan growth of 6.4% YoY. This was mainly due to a lower net interest margin, which in turn was due to: (i) the lower spread earned over non-interest bearing demand deposits, following the Central Bank's cut of short-term interest rates and (ii) loan growth focused on low yielding loans, such as mortgage. As the year progresses, NII from business segments should improve as the Central Bank lower rates will also improve funding costs and increase spreads. **Non-net interest income** from business segments (Non-NII: fee income plus financial transactions, net) increased 14.3% in 6M19 compared to 6M18. On the one hand, **fees** declined 1.8% YoY, mainly due to lower fee generating business activity in SCIB. This has been compensated by a 73.9% increase in **financial transactions**, reflecting the demand from our clients to limit their exposure to the volatile exchange rate and uncertain global markets. While our asset quality continues to improve, the **provision expense** increased YoY, particularly in retail banking. As a reminder in 3Q18, the Bank recognized Ch$20,000 million in additional provisions, anticipating future changes to our expected loss model. These changes were made in 2Q19 and the additional provisions were shifted to the consumer loan loss reserves. This had no impact on the total provision expense or cost of credit in the

quarter. **Operating expenses** in our business segments also increased 4.3% YoY due to higher costs in digital and branch innovations.

The net contribution from Retail banking decreased 16.6% YoY. Net interest income decreased 1.5% YoY after a weaker start to the year affected by the client mix with mortgages growing faster than the rest of the loan book and the lower spread earned over non-interest bearing demand deposits. Provisions increased 12.6% YoY. In 3Q18 we recognized additional provisions for consumer model for Ch$20,000 million, in line with regulatory recommendations. In April 2019, we incorporated these additional provisions into the consumer provision model and therefore, these provisions have now been assigned to the retail banking segment (previously it had not been assigned to a segment). Excluding this effect, provisions in the retail segment would have actually decreased by 2.1%, reflecting the good asset quality evolution of this portfolio. Commissions remained stable YoY while ROF increased 34.1% YoY due to good treasury sales to SMEs. Cost growth remained controlled at 3.9%, driven by investments in WorkCafé openings, marketing campaigns for product launches and other digital initiatives.

Net contribution from the Middle-market increased 1.7% YoY in 6M19. Total revenues in this segment grew 7.0%, led by a 6.4% increase in net interest revenue in line with loan growth in this segment of 6.6%. This was offset by higher provision expense in the quarter. Results from financial transactions also grew strongly as demand from clients picked up in the first semester of 2019.

Net contribution from the SCIB increased 26.4% YoY in 6M19. Net operating profit increased 18.7%. Strong Client Treasury results in the semester more than offset the decline in other revenues. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products.

Section 4: Loans, funding and capital

Loan growth driven by retail banking in the quarter with new product launches

Total loans increased 6.4% YoY and 1.6% QoQ, led by retail banking and offset by a fall in low yielding Corporate loans.

Loans by segment

	YTD			Change %	
(Ch$mn)	2Q19	1Q19	2Q18	2Q19/2Q18	2Q19/1Q19
Total loans to individuals[1]	**17,587,193**	**17,150,134**	**15,975,689**	**10.1%**	**2.5%**
Consumer loans	4,989,182	4,920,318	4,641,646	7.5%	1.4%
Residential mortgage loans	10,657,763	10,335,335	9,523,157	11.9%	3.1%
SMEs	**3,917,838**	**3,832,920**	**3,796,553**	**3.2%**	**2.2%**
Retail banking	**21,505,031**	**20,983,054**	**19,772,242**	**8.8%**	**2.5%**
Middle-market	7,876,076	7,885,255	7,387,742	6.6%	(0.1%)
Corporate & Investment banking (SCIB)	1,563,227	1,590,697	1,948,723	(19.8%)	(1.7%)
Total loans[2 3]	**31,094,938**	**30,600,260**	**29,233,929**	**6.4%**	**1.6%**

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 4 of the Financial Statements.
3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

In 2Q19, **Loans to individuals** was the fastest growing segment and increased 2.5% QoQ and 10.1% YoY. **Consumer loans** increased 7.5% YoY and 1.4% QoQ. The growth of consumer loans is driven by loans to high-income earners which grew 3.6% QoQ. At the same time our Santander Life program continues to grow with a total loan amount of more than Ch$ 35,720 million, increasing 166.1% YoY and 13.7% QoQ. Due to the success of the Life program we extended our Life offer, launching *Cuenta Life*, a debit account with no credit approval necessary and *Life Latam* credit card plan where clients earn merits and now can accumulate Latam airmiles. After the launch of Cuenta Life, client acquisition in this program doubled. Asset quality in consumer lending also continued to improve (See Asset Quality) widening our appetite for growth in this product.


life
Re-activating growth among mid-income earners with a product mix that rewards positive credit behavior
As of June 2019
Cuenta | life
Launched June 2019
2,077 clients in 1 month
Life has been steadily growing over time. Total Life Clients: 54,785, Monthly average of 3,000.
6,698
Santander
life
Launched November 2017
51,360 clients in total
3,422
2,955
life
LATAM PASS
Launched June 2019
1,350 clients in 1 month
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
New LIFE clients per month

As a reminder in March 2019, the Bank announced it was entering the auto financing business and had agreed with SKBergé Financiera S.A. to acquire its 49% share ownership in Santander Consumer Chile S.A., for Ch$59,063 million. Currently, Banco Santander S.A. (Spain), parent company of the Bank owns 51% of the shares of Santander Consumer Chile S.A., and the remaining 49% is owned by SKBergé Financiera S.A. We have now received the approval of the antitrust commission and await final approvals on behalf of the CMF. At the end of 2018, Santander Consumer S.A. obtained a net profit of Ch$10,996 million. Meanwhile, Return on Equity (ROE) reached 20% in 2018. As of December 31, 2018, the total loan book of Santander Consumer Chile was Ch$388,425 million, mainly to middle-income clients. In 1Q19, the latest data available, Santander Consumer Chile's

net profit was Ch$3,674 million, increasing 61.9% compared to 1Q18. The ROE in 1Q19 was 21.7%. The loan book totaled Ch$406,619 million and increased 26.4% YoY.

Mortgage loans continued to grow healthily and increased 3.1% QoQ and 11.9% YoY. Interest rates are at an all-time low, driving the increase in demand for mortgages, particularly among high income clients which increased by 4.7% in the quarter. The Bank also maintained the loan-to-value ratio at origination below 80%. Furthermore, in June the Bank launched the SuperHipoteca 40-year mortgage available for first buyers under the age of 35. We are the only bank in the Chilean market to offer a mortgage above 30 years. This is also leading to a record level of checking accounts being opened in the quarter (See Funding).


Super Mortgage
Offering the only mortgage of up to 40 years
Unique
Super
Mortgage
Up to 40 years
Launched in June 2019
Aimed at millennials with a maximum age restriction of 35 years
Exclusively for first time buyers
Offering them the possibility of lower mortgage installments or the ability to purchase a property of greater value
Providing up to 90% of the financing

Loans to SMEs increased 3.2% YoY and 2.2% QoQ with growth in the quarter being led by the larger SMEs. The Bank continues to maintain a conservative stance regarding loan growth in this segment by focusing on larger, less risky SMEs that will generate *non-lending* revenues as well. **Middle-market loans** grew 6.6% YoY and decreased 0.1% QoQ as this segment is more sensitive to the evolution of the economy, growth in this segment is in line with the slower economic growth and lower business confidence. **Loans in SCIB** decreased 1.7% in the quarter, leading to a YoY decrease of 19.8%. However SCIB's overall contribution to income increased 26.4% YoY in 6M19 driven by client treasury revenues, reflecting our focus on profitability over market share in the SCIB segment.

Positive growth of non-interest bearing demand deposits in the quarter

Funding

	YTD			Change %	
(Ch$mn)	**2Q19**	**1Q19**	**2Q18**	**2Q19/2Q18**	**2Q19/1Q19**
Demand deposits	8,909,594	8,526,343	8,127,758	9.6%	4.5%
Time deposits	13,122,503	12,935,703	12,681,594	3.5%	1.4%
Total Deposits	**22,032,097**	**21,462,046**	**20,809,352**	**5.9%**	**2.7%**
Mutual Funds brokered[1]	6,266,181	5,816,654	5,557,027	12.8%	7.7%
Bonds	8,935,664	8,534,221	8,020,395	11.4%	4.7%
Adjusted loans to deposit ratio[2]	97.0%	99.1%	98.1%		
LCR [3]	123.2%	125.8%	122.9%		
NSFR [4]	111.2%	108.8%	109.0%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank's mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.
3. Liquidity Coverage Ratio calculated according to ECB rules. Chilean LCR as of March 2019 reached 121.7%.
4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

The Bank's **total deposits** increased 5.9% YoY and 2.7% QoQ in 2Q19. In 2Q19, the Central Bank lowered the Monetary Policy Rate (MPR) by 50bp to 2.5%. The long term part of the yield curve also fell significantly. This led to lower growth of time deposits, a shift of savings to mutual funds and the compression of issuance spreads in the local bond market. Therefore **time deposits** increased 1.4% QoQ compared to a 7.7%QoQ rise in **mutual funds** and a 4.7% QoQ rise in **bonds** outstanding. The growth of our mortgage loan book, also drove our funding strategy of matching those long term assets with long-term bonds.

At the same time, the Bank continued to see positive growth of its checking account base and cash management business that led to a strong rise in **non-interest bearing demand deposits** of 4.5% QoQ and 9.6% YoY. According to the last available data, Santander Chile's market share in new account openings reached 24.4% in 2019 and total checking accounts surpassed 1 million. The Bank's liquidity ratios also remain ample in the quarter. Our liquidity levels remain healthy with the LCR ratio at 123% and the NSFR at 111% as of June 30, 2019.



Liquidity Coverage Ratio (Chilean regulation)
102%
119%
88%
134%
120%
123%
114% Average
60% Regulatory minimum:
Itaú

ROAE of 18.2% in 1H19. Equity grows 9.5% YoY compared to 5.2% YoY rise in RWA

Equity

		YTD		Change %	
(Ch$mn)	**Jun-19**	**Mar-19**	**Jun-18**	**Jun-19/Jun-18**	**Jun-18/Mar-19**
Capital	891,303	891,303	891,303	--%	--%
Reserves	2,159,783	1,923,022	1,923,022	12.3%	12.3%
Valuation adjustment	26,108	5,341	(28,318)	(192.2%)	388.8%
Retained Earnings:					
Retained earnings prior periods	-	591,902	-	--%	(100.0%)
Income for the period	296,662	125,430	305,531	(2.9%)	136.5%
Provision for mandatory dividend	(88,999)	(215,200)	(91,659)	(2.9%)	(58.6%)
Equity attributable to equity holders of the Bank	**3,284,857**	**3,321,798**	**2,999,879**	**9.5%**	**(1.1%)**
Non-controlling interest	46,589	46,391	43,251	7.7%	0.4%
Total Equity	3,331,446	3,368,189	3,043,130	9.5%	(1.1%)
Quarterly ROAE	**21.1%**	**15.3%**	**20.5%**		
YTD ROAE	**18.2%**	**15.3%**	**20.0%**		

Shareholders' equity totaled Ch$3,284,857 million as of June 30, 2019 and grew 9.5% YoY. **Risk weighted assets (RWA)** increased 5.2% in YoY compared to a growth of 9.5% in core shareholders' equity. The Bank's ROAE[1] in 2Q19 was 21.1% and 18.2% in the first semester of 2019 (1H19). The Bank's core capital ratio[2] was 10.4% and the total BIS ratio[3]

1. Return on average equity
2. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.
3. BIS ratio: Regulatory capital divided by RWA.

was 13.1% as of June 30, 2019. The Bank also paid its annual dividend in April, corresponding to a payout of 60% of 2018 earnings and with a dividend yield of 3.7%, considering the dividend record date in Chile.

Capital Adequacy

		YTD		Change %	
(Ch$mn)	**Jun-19**	**Mar-19**	**Jun-18**	**Jun-19/Jun-18**	**Jun-18/Mar-19**
Tier I (Core Capital)	3,284,857	3,321,798	2,999,879	9.5%	(1.1%)
Tier II	852,465	861,633	827,024	3.1%	(1.1%)
Regulatory capital	**4,137,322**	**4,183,431**	**3,826,903**	**8.1%**	**(1.1%)**
Risk weighted assets	31,512,067	30,793,029	29,945,320	5.2%	2.3%
Tier I (Core Capital) ratio	**10.4%**	**10.8%**	**10.0%**		
BIS ratio	**13.1%**	**13.6%**	**12.8%**		

Section 5: Analysis of quarterly income statement

Margins recover with higher inflation

Net interest income/ Margin

	Quarter			Change %	
(Ch$mn)	2Q19	1Q19	2Q18	2Q19/2Q18	2Q19/1Q19
Net interest income	**370,375**	**322,701**	**353,330**	**4.8%**	**14.8%**
Average interest-earning assets	33,931,067	33,081,958	31,754,813	6.9%	2.6%
Average loans (including interbank)	31,030,695	30,462,954	28,824,294	7.7%	1.9%
Avg. net gap in inflation indexed (UF) instruments[1]	3,964,407	4,089,213	3,637,792	9.0%	(3.1%)
Interest earning asset yield[2]	8.0%	5.6%	7.1%		
Cost of funds[3]	3.7%	1.7%	2.7%		
Net interest margin (NIM) [4]	**4.4%**	**3.9%**	**4.5%**		
Quarterly inflation rate[5]	1.2%	0.0%	0.7%		
Central Bank reference rate	2.5%	3.0%	2.5%		

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.
4. Annualized net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 2Q19, **Net interest income, NII,** increased 4.8% compared to 2Q18 and 14.8% QoQ. The Bank's **NIM** in 2Q19 was 4.4%, recovering from the 3.9% in 1Q19 and slightly lower than the 4.5% in 2Q18.

The Bank has two major sensitivities in its balance sheet in a 12M period: (i) net asset sensitivity to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) net liability sensitivity to short-term rates, since the Bank's deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets. The variation of the UF[4] was 1.2% rebounding after the weak first quarter of 2019 when this variation was 0.0% in 1Q19 and higher than the 0.7% in 2Q18. In June, the Central Bank also decreased the monetary policy rate by 50bp as they concluded that the economy was not growing as strongly as they had previously expected at the beginning of the year. Both these factors led to a higher margin in the quarter. This was partially offset by the lower spread earned over non-interest bearing demand deposits.

In coming quarters inflation is expected to be around 0.6% on average per quarter. The Central Bank is also expected to continue to drop interest rates before the end of the year, which will further support these NIM levels. This should help to maintain margins at approximately ~4.3% for the rest of the year.

4 UF or Unidad de Fomento, an inflation indexed unit used in Chile

Positive evolution of asset quality continues in the quarter

During the quarter provisions increased 0.1% compared to 1Q19 and decreased 4.6% compared to 2Q19. **Cost of credit** in 2Q19 remained stable at 1.0% along with the **expected loan loss ratio** (Loan loss allowance over total loans) which remained at 2.6% in the quarter. The **total NPL ratio** improved to 1.9% and the **impaired loan ratio** also improved to 5.8% as of June 30, 2019. These figures reflect the Bank's strategy of growth in less risky segments. The **total Coverage ratio** improved to 137.6% in the quarter.

By product, the evolution of provision for loan losses was as follows:

Provision for loan losses by product

	Quarter			Change %	
(Ch$mn)	**2Q19**	**1Q19**	**2Q18**	**2Q19/2Q18**	**2Q19/1Q19**
Consumer loans[1]	(28,181)	(44,101)	(49,571)	(43.2%)	(36.1%)
Commercial loans[2]	(46,881)	(29,619)	(32,919)	42.4%	58.3%
Residential mortgage loans	(1,286)	(2,554)	2,488	(151.7%)	(49.6%)
Total Provision for loan losses	**(76,348)**	**(76,274)**	**(80,001)**	**(4.6%)**	**0.1%**

1. In 3Q18, the Bank recognized Ch$20,000 million in additional provisions in anticipation of future changes to our expected loss model. The changes to the consumer loan loss model were made in 2Q19 and the additional provisions were switch to the consumer loan book.
2. Includes provision for loan losses for contingent loans.

Provisions for loan losses for consumer loans decreased 36.1% compared to 1Q19 and 43.1% compared to 2Q18. Asset quality of consumer loans continued to improve with the **consumer NPL ratio** at 1.6% in 2Q19 compared to 1.7% in 1Q19 and the **impaired consumer loan ratio** at 5.3% compared to 5.5%. This improvement in asset quality comes as consumer loan growth has been driven by high income earners. **Coverage of consumer loans** remained high at 322.6% in the quarter. As a reminder in 3Q18, the Bank recognized Ch$20,000 million in additional provisions in anticipation of future changes to our expected loss model. These changes to the model were made in 2Q19.

The asset quality of the Bank's commercial loan book also improved in the quarter. The **impaired commercial loan ratio** improved from 6.9% in 1Q19 to 6.8% in 2Q19. This was mainly due to an improvement in the SME asset quality as a result of the Bank's strategy to focus on larger, less risky SMEs. The **commercial NPL ratio** also improved to 2.4%. The Bank also proactively increased the **coverage of commercial loans** to 126.2% in the quarter leading to an increase in **provision expense for commercial loans** of 58.3% QoQ and 42.4% YoY. Economic growth has not met expectations this year and the Bank has proactively lowered the risk rating of some clients, bolstering coverage ratios. As a reminder, in July 2019 the Bank will be implementing the changes to the provisioning model for commercial loans analyzed on a collective basis as required by the CMF. This will signify a one-time charge of approximately Ch$31bn in said month.

Provisions for loan losses for residential mortgage loans amounted to Ch$1,286 million in 2Q19 as the mortgage loan portfolio grew 3.1% QoQ and 11.9% YoY. During the quarter asset quality improved with the **NPL ratio of mortgage loans** reaching 1.2%, an improvement compared to 1.7% in 2Q18 and the **impaired mortgage loan ratio** also remained stable in the quarter at 4.6%, an improvement compared to 5.0% in 2Q18. Also, the **coverage of mortgage loans** increased from 40.9% in 2Q18 to 50.1% in 2Q19. The focus on originating mortgage loans with a loan to value below

80% and the improving client mix has been a key factor in maintaining healthy asset quality in this product.

Provision for loans losses and asset quality

	Quarter			Change %	
(Ch$mn)	**2Q19**	**1Q19**	**2Q18**	**2Q19/2Q18**	**2Q19/1Q19**
Gross provisions	(54,430)	(65,393)	(69,228)	(21.4%)	(16.8%)
Charge-offs[1]	(42,234)	(32,192)	(35,211)	19.9%	31.2%
Gross provisions and charge-offs	**(96,664)**	**(97,585)**	**(104,439)**	**(7.4%)**	**(0.9%)**
Loan loss recoveries	20,316	21,311	24,438	(16.9%)	(4.7%)
Provision for loan losses	(76,348)	(76,274)	(80,001)	(4.6%)	0.1%
Cost of credit[2]	**1.0%**	**1.0%**	**1.1%**	**-13bp**	**-2bp**
Total loans[3]	31,094,938	30,600,260	29,233,928	6.4%	1.6%
Total Loan loss allowances (LLAs)	(797,331)	(794,559)	(805,071)	(1.0%)	0.3%
Non-performing loans[4] **(NPLs)**	**579,536**	**623,467**	**650,007**	**(10.8%)**	**(7.0%)**
NPLs consumer loans	81,104	85,373	101,514	(20.1%)	(5.0%)
NPLs commercial loans	375,625	409,665	387,286	(3.0%)	(8.3%)
NPLs residential mortgage loans	122,807	128,429	161,207	(23.8%)	(4.4%)
Impaired loans[5]	**1,810,842**	**1,797,460**	**1,803,077**	**0.4%**	**0.7%**
Impaired consumer loans	263,699	268,467	295,043	(10.6%)	(1.8%)
Impaired commercial loans	1,051,907	1,054,114	1,034,931	1.6%	(0.2%)
Impaired residential mortgage loans	495,236	474,879	473,103	4.7%	4.3%
Expected loss ratio[6] **(LLA / Total loans)**	**2.6%**	**2.6%**	**2.8%**		
NPL / Total loans	**1.9%**	**2.0%**	**2.2%**		
NPL / consumer loans	1.6%	1.7%	2.2%		
NPL / commercial loans	2.4%	2.7%	2.6%		
NPL / residential mortgage loans	1.2%	1.2%	1.7%		
Impaired loans / total loans	**5.8%**	**5.9%**	**6.2%**		
Impaired consumer loan ratio	5.3%	5.5%	6.4%		
Impaired commercial loan ratio	6.8%	6.9%	6.9%		
Impaired mortgage loan ratio	4.6%	4.6%	5.0%		
Coverage of NPLs[7]	**137.6%**	**130.6%**	**123.9%**		
Coverage of NPLs non-mortgage[8]	161.1%	147.7%	151.2%		
Coverage of consumer NPLs[9]	322.6%	323.7%	263.9%		
Coverage of commercial NPLs	126.2%	115.8%	121.7%		
Coverage of mortgage NPLs	50.1%	49.5%	40.9%		

1.Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3. Includes interbank loans.
4. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
6. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF's guidelines.
7. LLA / NPLs.
8. LLA of commercial and consumer loans / NPLs of commercial and consumer loans.
9. LLA of consumer loans/consumer NPLs.

Fee income affected by lower Corporate fees

In 2Q19, **fee income** decreased 3.8% compared to 1Q19 and 13.8% compared to 2Q18. On a YoY comparison fees decreased 13.8% due to: (i) lower fees from the **collection of insurance** fees due to a change in methodology for estimating refund of insurance premiums collected, (ii) lower **credit card fees** due to cost adjustments in our cobranding agreement and (iii) a decrease in **Corporate banking fees** that have been compensated by stronger demand for hedging products recognized in Financial Transactions, Net.

Client loyalty continued to rise in retail banking with loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment growing 6.5% YoY and loyal Mid-income earners growing 3.7% YoY.

Loyal customers[1]

thousands


06M18
06M19
+6.5%
145
155
+3.7%
412
428
+4.7%
49
51
Loyal high income customers
Loyal middle income customers
Loyal SME + middle market customers

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

Key metrics of client satisfaction continued to improve in the quarter. The Bank's Net Promoter Score, which measures client recommendation in 1H19 reached 40% compared to 33% for the Peer group and tied in 2nd place overall. Net Satisfaction reached 54% slightly down from 56% in 2018, but we retained our Top 3 ranking, but with improvements in perception of relationship managers, client perception of teamwork and client comprehension.

Source: Study by Activa for Santander with a scope of 60,000 surveys to our own clients and over 1,200 surveys to each competitor's clients in the six month period. Measures the Net Promoter Score, % of clients that recommend the Bank and the Net Global Satisfaction in three main aspects: service quality, product quality, and brand image. % of clients that value with grade 6 and 7 subtracted by clients that value with grade 1 through 4. Audited by an external provider.


Continuing to improve our client service
As of June 2019
Net Promoter Score
Santander
Peer group
Top 2
39%
35%
40%
33%
Jul-Dec 2018
Jan-Jun 2019
Net Global Satisfaction
Santander
Peer group
Top 3
56%
52%
54%
51%
Jul-Dec 2018
Jan-Jun 2019
Where have we seen tangible improvements in client satisfaction:
+4 pp
Executives: Easily contacted was the main aspect improved.
+2 pp
Teamwork: Clients have perceived our teams to be better integrated.
+3 pp
The bank understands my history as a client
life
Our clients with a Life Credit Card have a NPS of 67 and Net Satisfaction of 90.

Fee Income by Client Segment

	Quarter			Change %	
(Ch$mn)	2Q19	1Q19	2Q18	2Q19/2Q18	2Q19/1Q19
Retail banking[1]	55,113	57,166	52,660	4.7%	(3.6%)
Middle-market	9,542	9,914	9,116	4.7%	(3.8%)
SCIB[2]	6,679	7,584	8,164	(18.2%)	(11.9%)
Others	(3,360)	(3,989)	8,884	(137.8%)	(15.8%)
Total	**67,974**	**70,675**	**78,824**	**(13.8%)**	**(3.8%)**

1. Includes fees to individuals and SMEs.
2. Santander Corporate and Investment Banking

Fees in Retail banking decreased 3.6% compared to 1Q19 and increased 4.7% compared to 2Q18. The YoY increase in retail banking fees due to an increase in checking account fees, insurance brokerage and debit card fees. Checking account fees increased 7.3% in line with the 8% increase in the number of checking accounts. According to the last available data, Santander Chile's market share in new account openings reached 24.4% in 2019 and total checking accounts surpassed 1 million. Insurance brokerage fees increased 27.9% YoY and 14.7% QoQ as a result of the improvement in our client service and increase in loyal high and middle income clients.


Total current accounts and market share
Thousands of number of current accounts
Total current accounts
Market share
21.4%
20.6%
1,051
1,010
14.1%
14.1%
694
690
9.8%
9.4%
479
460
6.6%
326
Banco Falabella
Itaú


Net increase in current accounts 4M19 and market share
Thousands of number of current accounts
New curent accounts
Market share
24.4%
29.5
18.0%
21.8
13.5%
16.4
14.9%
18.0
4.9%
6.0
16.5%
20.0
5.4%
6.5
Banco Falabella
Itaú

Source: CMF, Current accounts include in local and foreign currency. Net increase is the variation of total accounts between December 2018 and April 2019, latest information available

Debit and ATM card fees increased 30.9% YoY and 14.2% QoQ as usage of debit cards for paying for goods online has been driving strong usage growth. **Asset management fees** grew 5.0% QoQ as the demand for saving in mutual funds rose as short-term interest rates fell and clients searched for higher yielding instruments.

Our strategy of focusing on **SMEs** that also generate higher non-interest revenue is also showing results with client loyalty and fees in the SME segment expanding 5.6% YoY.

This was compensated by lower **collection of insurance fees** due to a change in methodology for estimating refund of insurance premiums collected implemented in the second half of 2018. As mentioned above, **credit card fees** were negatively affected by some accounting adjustments in the second quarter. Previous to 2Q19 client airline miles were credited once a month, whereas now they receive them on a weekly basis. Therefore, in the quarter the Bank recognized a greater expense in order to align the fee expense with the use of the credit card, resulting in a one-time jump in credit card expenses of approximately Ch$2bn.

In the quarter, the Bank and Evertec, Inc. (NYSE: EVTC) announced the signing of an agreement under which Evertec will provide acquiring processing services, as well as other solutions, to the Bank as we move ahead in our plans to enter the merchant acquiring business in Chile. Under this agreement, Evertec will provide the Bank with secure and efficient cloud-based solution that includes, but is not limited to:

- the switching and authorization of transactions
- acquiring platform for the administration of the merchant business
- omni-channel solutions, including e-Commerce offerings as well as Mobile Commerce
- security and fraud management and solutions

During July, the Bank launched a new digital prepaid card called **Superdigital**, which aims to give the unbanked population access to the digital economy, enabling them to make online purchases including subscription to platforms such as Spotify, Netflix, Uber etc. We calculate that 70% of small commerce in Chile do not have a POS and that 4 million people in the workforce do not have a credit card.


superdigital
Transaction history
Send/ divide $
Pool money
Request $
My account no°
Virtual card
Pay bills
Change plan
Top-up phone
ATM Cash withdrawals

Fees in the Middle-market increased 4.7% compared to 2Q18 and decreased 3.7% compared to 1Q19. The increase compared to 2Q18 is mainly due to greater business activity compared to the same period in 2018 while during 2019 we have seen this activity normalizing, with business confidence decreasing. **Fees in SCIB** decreased in the quarter due to the lower economic activity 11.9% compared to 1Q19 and decreased 18.2% compared to 2Q18. Fees in this segment consist of non-lending services such as cash management and financial advisory services. With uncertainty in the global markets and lower business confidence there was a shift from commission generating products to treasury and market making products in the quarter as our clients focused on hedging risk.

By products, the evolution of fees was as follows:

Fee Income by Product

		Quarter		Change %	
(Ch$mn)	**2Q19**	**1Q19**	**2Q18**	**2Q19/2Q18**	**2Q19/1Q19**
Credit card fees	7,258	10,176	10,835	(33.0%)	(28.7%)
Debit & ATM card fees	5,063	4,434	3,868	30.9%	14.2%
Asset management	11,553	11,000	11,379	1.5%	5.0%
Insurance brokerage	12,638	11,021	9,883	27.9%	14.7%
Guarantees, pledges and other contingent op	8,752	8,732	8,195	6.8%	0.2%
Collection fees	7,058	8,348	14,389	(50.9%)	(15.5%)
Checking accounts	8,885	8,829	8,278	7.3%	0.6%
Brokerage and custody of securities	2,230	2,197	2,444	(8.8%)	1.5%
Other	4,537	5,938	9,553	(52.5%)	(23.6%)
Total fees	**67,974**	**70,675**	**78,824**	**(13.8%)**	**(3.8%)**

Positive client and non-client treasury results in the quarter

Results from Total financial transactions, net was a gain of Ch$49,016 million in 2Q19, an increase of 164.1% compared to 2Q18 and an increase of 26.2% compared to 1Q19. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank's spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

Total financial transactions, net

	Quarter			Change %	
(Ch$mn)	**2Q19**	**1Q19**	**2Q18**	**2Q19/2Q18**	**2Q19/1Q19**
Net income (expense) from financial operations[1]	191,421	(168,510)	18,321	944.8%	(213.6%)
Net foreign exchange gain[2]	(142,405)	207,355	239	--%	(168.7%)
Total financial transactions, net	**49,016**	**38,845**	**18,560**	**164.1%**	**26.2%**

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

	Quarter			Change %	
(Ch$mn)	**2Q19**	**1Q19**	**2Q18**	**2Q19/2Q18**	**2Q19/1Q19**
Client treasury services	35,956	30,256	23,610	52.3%	18.8%
Non-client treasury income[1]	13,060	8,591	(5,050)	--%	52.0%
Total financ. transactions, net	**49,016**	**38,845**	**18,560**	**164.1%**	**26.2%**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$35,956 million in the quarter, an increase of 52.3% compared to 2Q18 and 18.8% compared to 1Q19. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making. With the recent uncertainty in the global markets and volatility of exchange rates, the demand has continued strongly. While commissions have been weaker in the middle-market and corporate banking in the semester, the increase in demand for hedging products reflects a shift in the behavior of our commercial clients and the Bank's ability to capture these profit generating business, strengthened by our good customer service.

Non-client treasury totaled a gain of Ch$13,060 million in the quarter. The Bank's fixed income liquidity portfolio is mainly comprised of Chilean sovereign risk and U.S. treasuries. During 2018 rising long-term local and U.S. rates

dampened non-client treasury results, however, in 2019 local medium and long term rates descended driving mark-to-market gains in the semester.

Operating expenses grow 3% YoY in 2Q19

The Bank has announced a 3-year investment plan totaling US$380 million for 2019-2021 assigned for digital transformation, which includes expanding the transformation of branches with the target of 60 Work Cafés and other branch transformations for 2019, investment in cyber security (US$25 million for 2019) and to increase access of unbanked clients to financial services mainly through digital transactional products.

Operating expenses

	Quarter			Change %	
(Ch$mn)	**2Q19**	**1Q19**	**2Q18**	**2Q19/2Q18**	**2Q19/1Q19**
Personnel salaries and expenses	(104,751)	(94,557)	(104,061)	0.7%	10.8%
Administrative expenses	(61,329)	(59,336)	(62,710)	(2.2%)	3.4%
Depreciation & amortization	(25,516)	(26,163)	(19,260)	32.5%	(2.5%)
Operating expenses[1]	**(191,596)**	**(180,056)**	**(186,031)**	**3.0%**	**6.4%**
Impairment of property, plant and Equipment	-	-	-	--%	--%
Points of Sale	**380**	**380**	**376**	**1.1%**	**0.0%**
Standard	284	285	296	(4.1%)	(0.4%)
WorkCafé	46	43	24	91.7%	7.0%
Middle-market centers	7	7	8	(12.5%)	0.0%
Select	43	45	48	(10.4%)	(4.4%)
ATMs	1,037	1,031	1,074	(3.4%)	0.6%
Employees	11,186	11,280	11,453	(2.3%)	(0.8%)
Efficiency ratio[2]	**40.3%**	**42.5%**	**40.5%**	**+23bp**	**+225bp**
YTD Efficiency ratio[2]	**41.4%**	**42.5%**	**39.6%**	**-174bp**	**+119bp**
Volumes per branch (Ch$mn)[3]	139,808	137,006	133,094	5.0%	2.0%
Volumes per employee (Ch$mn)[4]	4,749	4,615	4,369	8.7%	2.9%
YTD Cost / Assets[5]	**1.8%**	**1.8%**	**1.9%**		

1. Excluding Impairment and Other operating expenses.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Loans + deposits over branches (points of sale).
4. Loans + deposits over employees.
5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

In 2Q19, operating expenses increased 3.0% YoY and 6.4% QoQ with the Bank's **efficiency ratio** reaching 40.3% in the quarter and 41.4% in 1H19. The QoQ rise in expenses is mainly due to seasonal factors. The 3.0% increase in costs YoY in 2Q19 was mainly due to a rise in costs related to investments in technology and branch digitalization. Productivity continues to rise with volumes (loans plus deposits) per branch increasing 5% YoY and volumes per employee rising 8.7% YoY. Operating expenses to total assets reached 1.8% in 2Q19 compared to 1.9% in 2Q18

Personnel expenses increased 0.7% YoY and 10.8% QoQ in 2Q19. During the quarter, headcount continued to decrease, 2.3% YoY and 0.8% QoQ, however this was compensated by the yearly adjustment of salaries for inflation. Also the strong QoQ increase is due to the seasonal effect in the first quarter of the year due to the holiday period in

Chile.

Administrative expenses decreased 2.2% YoY and increased 3.4% QoQ in 2Q19. This YoY decrease was mainly due to an accounting change as the Bank adopted IFRS 16 which modified the presentation of our leases. The Bank rents around 75% of its branches and buildings. As of January 1, 2019, instead of recognizing an expense for rental of these properties, the Bank recognizes the associated amortization and depreciation. Without this effect, administrative expenses would have increased 10% YoY.

The increase in expenses is mainly due to greater marketing costs associated with our new product launches. We continue to spend on marketing, communications and technology developments as well as improvements to our branches, or points of sale, reaching a total of 46 Work Cafés by the end of the quarter. Also in 2Q19 we continued to pilot the Work Café 2.0 and the Select Private banking branch, building on the Work Café concept, in line with our plan to start increasing points of sale throughout the next few years. Our initial indicators show that the opening of account plans goes up 2-4 times in the Work Café 2.0 compared to traditional branches and the Investment hubs sell twice as many mutual funds.



Points of Sale
# of branches
+5.0%
376
380
06M18
06M19



Productivity per Point of Sale
Volumes1 per point of sale, Ch$mn
+8.7%
133,094
139,808
06M18
06M19



Productivity per employee
Volumes1 per employee, Ch$mn
+387 bps
4,369
4,749
06M18
06M19

1. Volumes= Loans+ Deposits

Amortization expenses increased 32.5% YoY and decreased 2.5% QoQ. The YoY increase was mainly due to the implementation of IFRS 16 previously mentioned. This resulted in a Ch$8.1 billion increase in the quarter and a total of Ch$15.9 billion in the six month period. Without this effect, amortization expenses would have decreased around 9% YoY. Also this expense has increased due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency as well as the depreciation of branches.

Other operating income, net & corporate tax

Other operating income, net, totaled a loss of Ch$11,875 million in 2Q19. Gross other operating income decreased 7.1% QoQ and 73.8% YoY due to less income from the sale of repossessed assets in the quarter and lower reversal of non-credit provisions for contingencies compared to the same period of 2018, and a higher constitution of these provisions compared to previous quarters.

Other operating income, net and corporate tax

	Quarter			Change %	
(Ch$mn)	**2Q19**	**1Q19**	**2Q18**	**2Q19/2Q18**	**2Q19/1Q19**
Other operating income	4,791	5,156	18,257	(73.8%)	(7.1%)
Other operating expenses	(16,666)	(14,165)	(9,931)	67.8%	17.7%
Other operating income, net	**(11,875)**	**(9,009)**	**8,326**	**242.6%**	**(31.8%)**
Income from investments in associates and other companies	393	150	966	(59.3%)	162.0%
Income tax expense	**(37,294)**	**(42,146)**	**(40,031)**	**(6.8%)**	**(11.5%)**
Effective income tax rate	**18.0%**	**25.1%**	**20.5%**		

Income tax expenses in 2Q19 totaled Ch$37,294 million, a decrease of 11.5% YoY and 6.8% QoQ. The effective tax rate in the quarter was 18.0% compared to 20.5% YoY and 25.1% QoQ. This decrease in the effective tax rate, despite an equal statutory rate, was mainly due to the higher inflation rate in the quarter. For tax purposes, our capital must be restated for CPI inflation, resulting in a tax loss. Since inflation in the quarter was 1.2%, we had a greater tax loss over capital from inflation in the quarter.

YTD Income Tax[1]

			Change %
(Ch$mn)	**Jun-19**	**Jun-18**	**Jun-19/Jun-18**
Net income before tax	**374,971**	**391,530**	**(4.2%)**
Price level restatement of capital[2]	(58,022)	(61,951)	(6.3%)
Net income before tax adjusted for price level restatement	**316,949**	**329,579**	**(3.8%)**
Statutory Tax rate	27.0%	27.0%	+0bp
Income tax expense at Statutory rate	**(85,576)**	**(88,986)**	**(3.8%)**
Tax benefits[3]	6,136	4,404	39.3%
Income tax	**(79,440)**	**(84,584)**	**(6.1%)**
Effective tax rate	**21.2%**	**21.6%**	**-42bp**

1. This table is for informational purposes only. Please refer to note 13 in our financial statements for more details.
2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Santander

Section 6: Credit risk ratings

During the quarter, there were no changes to our credit risk ratings.

International ratings

The Bank has credit ratings from three leading international agencies.

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Stable

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency Long-term Debt	A
Local Currency Long-term Debt	A
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	A
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Section 7: Ownership Structure

As of June 30, 2019

Ownership Structure



Free float
33%
Santander
Group
67%

Average daily traded volumes 6M19

US$ million



15.4
8.1
7.3
3M19
NYSE
Santiago
Stock
Exchange

Total shareholder return

Santander ADR vs. SP500 (Base 100 = 12/31/2018)



BSAC US
SPX
125
120
115
110
105
100
95
90
119.6
104.8
31-Dec-18
31-Jan-19
28-Feb-19
31-Mar-19
30-Apr-19
31-May-19
30-Jun-19

Total shareholder return

Santander vs. IPSA Index (Base 100 = 12/31/2018)



IPSA
BSAN
110
108
106
104
102
100
98
96
94
92
90
101.4
99.3
31-Dec-18
31-Jan-19
28-Feb-19
31-Mar-19
30-Apr-19
31-May-19
30-Jun-19

Share Price

ADR Price (US$) 6M19

06/30/2019:	29.92
Maximum (6M19):	32.62
Minimum (6M19):	27.26

Local Share Price (Ch$) 6M19

06/30/2019:	50.50
Maximum (6M19):	53.99
Minimum (6M19):	47.54

Stock Information

Market Capitalization:	US$14,119 million
P/E 12month trailing*:	16.9x
P/BV (06/30/19)**:	2.9x
Dividend yield***:	3.7%

* Price as of June 30, 2019 / 12mth. earnings

** Price as of June 30, 2019/Book value as of 06/30/19

***Based on closing price on record date of last dividend payment

Dividends

Year paid	Ch$/share	% of previous year's earnings
2016	1.79	75%
2017	1.75	70%
2018	2.25	75%
2019	1.88	60%

Santander

Annex 1: Balance sheet

Unaudited Balance Sheet

	Jun-19	Jun-19	Jun-18	Jun-19/Jun-18
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	2,858,976	1,939,644	1,450,015	33.8%
Cash items in process of collection	754,653	511,987	745,532	(31.3%)
Trading investments	240,519	163,178	273,568	(40.4%)
Investments under resale agreements	-	-	1,746	(100.0%)
Financial derivative contracts	6,184,635	4,195,904	2,233,818	87.8%
Interbank loans, net	12,685	8,606	29,736	(71.1%)
Loans and account receivables from customers, net	44,645,070	30,289,001	28,399,121	6.7%
Available for sale investments	4,271,899	2,898,227	2,909,127	(0.4%)
Held-to-maturity investments	-	-	-	--%
Investments in associates and other companies	14,561	9,879	30,292	(67.4%)
Intangible assets	93,407	63,371	61,056	3.8%
Property, plant and equipment	292,039	198,131	230,572	(14.1%)
Right of use assets	288,958	196,041	-	--%
Current taxes	-	-	10,623	(100.0%)
Deferred taxes	577,156	391,566	380,610	2.9%
Other assets	1,719,262	1,166,416	833,422	40.0%
Total Assets	**61,953,822**	**42,031,951**	**37,589,238**	**11.8%**
Deposits and other demand liabilities	13,132,472	8,909,594	8,127,758	9.6%
Cash items in process of being cleared	578,446	392,441	717,175	(45.3%)
Obligations under repurchase agreements	197,055	133,690	110,585	20.9%
Time deposits and other time liabilities	19,342,172	13,122,503	12,681,594	3.5%
Financial derivatives contracts	5,645,286	3,829,988	2,072,108	84.8%
Interbank borrowings	2,705,184	1,835,305	1,553,212	18.2%
Issued debt instruments	13,170,898	8,935,664	8,020,395	11.4%
Other financial liabilities	309,426	209,927	249,547	(15.9%)
Leasing contract obligations	223,398	151,562	-	--%
Current taxes	6,889	4,674	-	--%
Deferred taxes	57,875	39,265	22,643	73.4%
Provisions	312,514	212,022	206,306	2.8%
Other liabilities	1,361,756	923,870	784,785	17.7%
Total Liabilities	**57,043,372**	**38,700,505**	**34,546,108**	**12.0%**
Equity				
Capital	1,313,754	891,303	891,303	0.0%
Reserves	3,183,455	2,159,783	1,923,022	12.3%
Valuation adjustments	38,482	26,108	(28,318)	(192.2%)
Retained Earnings:				
Retained earnings from prior years	-	-	-	--%
Income for the period	437,271	296,662	305,531	(2.9%)
Minus: Provision for mandatory dividends	(131,182)	(88,999)	(91,659)	(2.9%)
Total Shareholders' Equity	4,841,780	3,284,857	2,999,879	9.5%
Non-controlling interest	68,671	46,589	43,251	7.7%
Total Equity	**4,910,450**	**3,331,446**	**3,043,130**	**9.5%**
Total Liabilities and Equity	**61,953,822**	**42,031,951**	**37,589,238**	**11.8%**

1. The exchange rate used to calculate the figures in dollars was Ch$678.44 / US$1

Santander

Annex 2: YTD income statements

Unaudited YTD Income Statement

	Jun-19	Jun-19	Jun-18	Jun-19/Jun-18
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	1,675,700	1,136,862	1,088,772	4.4%
Interest expense	(654,127)	(443,786)	(388,727)	14.2%
Net interest income	**1,021,573**	**693,076**	**700,045**	(1.0%)
Fee and commission income	360,720	244,727	246,548	(0.7%)
Fee and commission expense	(156,356)	(106,078)	(92,230)	15.0%
Net fee and commission income	**204,364**	**138,649**	**154,318**	(10.2%)
Net income (expense) from financial operations	33,770	22,911	(8,853)	(358.8%)
Net foreign exchange gain	95,734	64,950	50,634	28.3%
Total financial transactions, net	**129,504**	**87,861**	**41,781**	110.3%
Other operating income	14,662	9,947	24,564	(59.5%)
Net operating profit before provisions for loan losses	**1,370,103**	**929,533**	**920,708**	1.0%
Provision for loan losses	**(224,960)**	**(152,622)**	**(155,406)**	(1.8%)
Net operating profit	**1,145,143**	**776,911**	**765,302**	1.5%
Personnel salaries and expenses	(293,774)	(199,308)	(193,577)	3.0%
Administrative expenses	(177,857)	(120,665)	(124,865)	(3.4%)
Depreciation and amortization	(76,173)	(51,679)	(38,440)	34.4%
Op. expenses excl. Impairment and Other operating expenses	**(547,804)**	**(371,652)**	**(356,882)**	4.1%
Impairment of property, plant and equipment	-	-	(39)	(100.0%)
Other operating expenses	(45,444)	(30,831)	(19,852)	55.3%
Total operating expenses	**(593,248)**	**(402,483)**	**(376,773)**	6.8%
Operating income	**551,896**	**374,428**	**388,529**	(3.6%)
Income from investments in associates and other companies	800	543	1,141	(52.4%)
Income before tax	**552,696**	**374,971**	**391,530**	(4.2%)
Income tax expense	(117,092)	(79,440)	(84,584)	(6.1%)
Net income from ordinary activities	**435,604**	**295,531**	**306,946**	(3.7%)
Net income discontinued operations[2]	2,504	1,699	1,860	(8.7%)
Net consolidated income	**438,108**	**297,230**	**306,946**	**(3.2%)**
Net income attributable to:				
Non-controlling interest	837	568	1,415	(59.9%)
Net income attributable to equity holders of the Bank	**437,271**	**296,662**	**305,531**	**(2.9%)**

1. The exchange rate used to calculate the figures in dollars was Ch$678.44 / US$1
2. Corresponds to the discontinued operations of Redbanc S.A., Transbank S.A. and Nexus S.A. Jun-2018 has been included for comparison purposes, reclassifying from Income from investments in associates and other companies

Santander

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	2Q19	2Q19	1Q19	2Q18	2Q19/2Q18	2Q19/1Q19
	US$ Ths[1]	Ch$ Million			% Chg.	
Interest income	996,567	676,111	460,751	560,720	20.6%	46.7%
Interest expense	(450,646)	(305,736)	(138,050)	(207,390)	47.4%	121.5%
Net interest income	**545,922**	**370,375**	**322,701**	**353,330**	**4.8%**	**14.8%**
Fee and commission income	181,830	123,361	121,366	122,394	0.8%	1.6%
Fee and commission expense	(81,639)	(55,387)	(50,691)	(43,570)	27.1%	9.3%
Net fee and commission income	**100,192**	**67,974**	**70,675**	**78,824**	**(13.8%)**	**(3.8%)**
Net income (expense) from financial operations	282,149	191,421	(168,510)	18,321	944.8%	(213.6%)
Net foreign exchange gain	(209,901)	(142,405)	207,355	239	--%	(168.7%)
Total financial transactions, net	**72,248**	**49,016**	**38,845**	**18,560**	**164.1%**	**26.2%**
Other operating income	7,062	4,791	5,156	18,257	(73.8%)	(7.1%)
Net operating profit before provisions for loan losses	**725,423**	**492,156**	**437,377**	**468,971**	**4.9%**	**12.5%**
Provision for loan losses	**(112,535)**	**(76,348)**	**(76,274)**	**(80,001)**	**(4.6%)**	**0.1%**
Net operating profit	**612,888**	**415,808**	**361,103**	**388,970**	**6.9%**	**15.1%**
Personnel salaries and expenses	(154,400)	(104,751)	(94,557)	(104,061)	0.7%	10.8%
Administrative expenses	(90,397)	(61,329)	(59,336)	(62,710)	(2.2%)	3.4%
Depreciation and amortization	(37,610)	(25,516)	(26,163)	(19,260)	32.5%	(2.5%)
Op. expenses excl. Impairment and Other operating expenses	**(282,407)**	**(191,596)**	**(180,056)**	**(186,031)**	**3.0%**	**6.4%**
Impairment of property, plant and equipment	-	-	-	-	--%	--%
Other operating expenses	(24,565)	(16,666)	(14,165)	(9,931)	67.8%	17.7%
Total operating expenses	**(306,972)**	**(208,262)**	**(194,221)**	**(195,962)**	**6.3%**	**7.2%**
Operating income	**305,917**	**207,546**	**166,882**	**193,008**	**7.5%**	**24.4%**
Income from investments in associates and other companies	579	393	150	966	(59.3%)	162.0%
Income before tax	**306,496**	**207,939**	**167,032**	**193,974**	**7.2%**	**24.5%**
Income tax expense	(54,970)	(37,294)	(42,146)	(40,031)	(6.8%)	(11.5%)
Net income from ordinary activities	**251,526**	**170,645**	**124,886**	**153,943**	**10.8%**	**36.6%**
Net income discontinued operations[2]	1,365	926	773	1,210	(23.5%)	19.8%
Net consolidated income	**252,890**	**171,571**	**125,659**	**155,153**	**10.6%**	**36.5%**
Net income attributable to:						
Non-controlling interest	500	339	229	638	(46.9%)	48.0%
Net income attributable to equity holders of the Bank	**252,391**	**171,232**	**125,430**	**154,515**	**10.8%**	**36.5%**

1. The exchange rate used to calculate the figures in dollars was Ch$678.44 / US$1
2. Corresponds to the discontinued operations of Redbanc S.A., Transbank S.A. and Nexus S.A. Previous quarters have been included for comparison purposes, reclassifying from Income from investments in associates and other companies.

Santander

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)	2Q18	3Q18	4Q18	1Q19	2Q19
Loans					
Consumer loans	4,641,646	4,684,343	4,876,289	4,920,318	4,989,182
Residential mortgage loans	9,523,157	9,817,591	10,150,981	10,335,335	10,657,763
Commercial loans	15,039,330	15,456,250	15,239,659	15,318,141	15,439,369
Interbank loans	29,795	14,335	15,094	26,466	8,624
Total loans (including interbank)	**29,233,928**	**29,972,519**	**30,282,023**	**30,600,260**	**31,094,938**
Allowance for loan losses	(805,071)	(804,885)	(796,588)	(794,559)	(797,331)
Total loans, net of allowances	**28,428,857**	**29,167,634**	**29,485,435**	**29,805,701**	**30,297,607**
Deposits					
Demand deposits	8,127,758	7,984,243	8,741,417	8,526,343	8,909,594
Time deposits	12,681,594	12,777,365	13,067,819	12,935,703	13,122,503
Total deposits	**20,809,352**	**20,761,608**	**21,809,236**	**21,462,046**	**22,032,097**
Mutual funds (Off balance sheet)	5,557,027	5,543,748	5,576,243	5,816,654	6,266,181
Total customer funds	**26,366,379**	**26,305,356**	**27,385,479**	**27,278,700**	**28,298,278**
Loans / Deposits[1]	**98.1%**	**101.1%**	**98.0%**	**99.1%**	**97.0%**
Average balances					
Avg. interest earning assets	31,754,813	32,234,857	32,754,792	33,081,958	33,931,067
Avg. Loans	28,824,294	29,615,916	30,190,154	30,462,954	31,030,695
Avg. assets	37,005,082	37,953,289	38,829,385	39,248,008	41,404,593
Avg. demand deposits	8,295,853	8,042,486	8,280,556	8,558,691	8,918,787
Avg equity	3,021,163	3,044,807	3,159,565	3,275,418	3,250,079
Avg. free funds	11,317,016	11,087,293	11,440,120	11,834,109	12,168,865
Capitalization					
Risk weighted assets	29,945,320	30,274,655	30,600,176	30,793,029	31,512,066
Tier I (Shareholders' equity)	2,999,879	3,085,775	3,239,546	3,321,798	3,284,857
Tier II	827,024	852,690	862,119	861,633	852,464
Regulatory capital	3,826,903	3,938,465	4,101,664	4,183,431	4,137,322
Tier I ratio	10.0%	10.2%	10.6%	10.8%	10.4%
BIS ratio	12.8%	13.0%	13.4%	13.6%	13.1%
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.5%**	**4.4%**	**4.4%**	**3.9%**	**4.4%**
Efficiency ratio[3]	40.5%	40.8%	40.0%	42.5%	40.3%
Costs / assets[4]	2.0%	1.9%	1.9%	1.8%	1.9%
Avg. Demand deposits / interest earning assets	26.1%	24.9%	25.3%	25.9%	26.3%
Return on avg. equity	**20.5%**	**17.0%**	**19.8%**	**15.3%**	**21.1%**
Return on avg. assets	1.7%	1.4%	1.6%	1.3%	1.7%
Return on RWA	2.1%	1.7%	2.1%	1.7%	2.5%

(Ch$ millions)	2Q18	3Q18	4Q18	1Q19	2Q19
Asset quality					
Impaired loans[5]	**1,803,077**	**1,796,005**	**1,779,438**	**1,797,460**	**1,810,842**
Non-performing loans (NPLs) [6]	**650,007**	**661,365**	**631,652**	**623,467**	**579,536**
Past due loans[7]	363,124	378,280	390,823	388,316	354,622
Loan loss reserves	(805,071)	(804,885)	(796,588)	(794,559)	(797,331)
Impaired loans / total loans	6.2%	6.0%	5.9%	5.9%	5.8%
NPLs / total loans	2.2%	2.2%	2.1%	2.0%	1.9%
PDL / total loans	1.2%	1.3%	1.3%	1.3%	1.1%
Coverage of NPLs (Loan loss allowance / NPLs)	123.9%	121.7%	126.1%	127.4%	137.6%
Coverage of PDLs (Loan loss allowance / PDLs)	221.7%	212.8%	203.8%	204.6%	224.8%
Risk index (Loan loss allowances / Loans) [8]	2.8%	2.7%	2.6%	2.6%	2.6%
Cost of credit (prov expense annualized / avg. loans)	1.1%	1.3%	1.0%	1.0%	1.0%
Network					
Branches	**376**	**377**	**380**	**380**	**380**
ATMs	1,074	845	998	1,031	1,037
Employees	11,453	11,439	11,305	11,280	11,186
Market information (period-end)					
Net income per share (Ch$)	**0.82**	**0.69**	**0.83**	**0.67**	**0.91**
Net income per ADR (US$)	**0.50**	**0.42**	**0.48**	**0.39**	**0.54**
Stock price	51.27	52.63	51.69	51.19	50.5
ADR price	31.43	31.98	29.9	29.75	29.92
Market capitalization (US$mn)	14,435	15,066	14,047	14,016	14,119
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly inflation rate[9]	0.7%	0.7%	0.8%	0.0%	1.2%
Central Bank monetary policy reference rate (nominal)	2.50%	2.50%	2.75%	3.00%	2.50%
Observed Exchange rate (Ch$/US$) (period-end)	653.90	656.74	697.76	679.91	678.44

1. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =(Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.